As filed with the Securities and Exchange Commission on May 29, 2024

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 3

to

Form N-8B-2

File No. 811-21429

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the

Investment Company Act of 1940

Smart Trust, Tax Free Bond Trust, Series 1

(and Subsequent Trusts and Similar Series of Trusts)

Not the issuer of periodic payment plan certificates

EXHIBITS

The following exhibit is filed herewith:

Exhibit A(9)(a):	SmartTrust Rule 12d1-4 Fund of Funds Agreement

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, Hennion & Walsh, Inc., the Depositor of the registrant, has caused this Amendment No. 3 to the registration statement to be duly signed on behalf of the registrant in the city of Parsippany and state of New Jersey on the 29th day of May, 2024.

SmartTrust

By:	Hennion & Walsh, Inc. Depositor

By:	/s/ KEVIN D. MAHN
Kevin D. Mahn President and Chief Executive Officer